Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Goodman Networks Incorporated:

We consent to the use of our report dated April 12, 2013, except as to footnotes 6, 11, 12, 13, 14, and 15, which are as of May 29, 2013, with respect to the consolidated balance sheets of Goodman Networks Incorporated and subsidiaries (the Company) as of December 31, 2011 and 2012, and the related consolidated statements of operations, changes in shareholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2012 included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Dallas, Texas

June 10, 2013